A/P
8-17-2004

SECURI 04019750 MISSION

BD 8/18

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51102

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ML Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston	MA	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

S. Douglas Weil — 617-210-6821
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine Katz Nannis & Solomon, PC
(Name — *if individual, state last, first, middle name*)

First Needham Place, 250 First Avenue, #101, Needham, Massachusetts 02494
(Address) (City) (State) Zip Code)

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displ...**

OATH OR AFFIRMATION

I, David Ballinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ML Capital LLC, as of August 4, 2004, ~~XXXX~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Finance & Operations Principal

Title

Notary Public

CATHERINE A. ALVISO
Notary Public
Commonwealth of Massachusetts
My Commission Expires June 13, 2008

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ML CAPITAL LLC

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

Years Ended December 31, 2003 and 2002

ML CAPITAL LLC

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

Years Ended December 31, 2003 and 2002

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Members' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-7
Additional Information:	
Independent Auditors' Report on Additional Information	8
Computations of Minimum Net Capital Requirement	9
Independent Auditors' Report on Internal Control	10-11

FIRST NEEDHAM PLACE
250 FIRST AVENUE · SUITE 101
NEEDHAM · 02494-2805
WEB WWW.LKNSCPA.COM
EMAIL LKNS@LKNSCPA.COM
TELEFAX 781.453.8778
TELEPHONE 781.453.8700

LEVINE
KATZ
NANNIS +
SOLOMON, PC

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS + ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Members
ML Capital LLC
Boston, Massachusetts

We have audited the accompanying balance sheets of ML Capital LLC (a Delaware limited liability company) as of December 31, 2003 and 2002, and the related statements of operations, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ML Capital LLC as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Levine, Katz, Nannis + Solomon, P.C.

January 26, 2004

ML CAPITAL LLC
BALANCE SHEETS
December 31,

		2003		2002
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	8,439	$	23,566
Prepaid expenses		3,033		2,296
TOTAL ASSETS	$	11,472	$	25,862
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable and accrued expenses	$	1,212	$	5,000
MEMBERS' EQUITY		10,260		20,862
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	11,472	$	25,862

The accompanying notes are an integral part of these financial statements.

ML CAPITAL LLC
STATEMENTS OF OPERATIONS
Years Ended December 31,

		2003		2002
REVENUES				
Commissions and fees	$	-	$	15,000
OPERATING EXPENSES				
Overhead allocation		-		32,995
Direct costs		584		2,774
Insurance		2,825		9,200
Legal and professional fees		5,500		6,042
Office supplies and costs		7,706		6,647
Travel and entertainment		396		770
TOTAL OPERATING EXPENSES		17,011		58,428
NET LOSS	$	(17,011)	$	(43,428)

The accompanying notes are an integral part of these financial statements.

ML CAPITAL LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2003 and 2002

BALANCE, DECEMBER 31, 2001	$ 18,280
Contributions of capital	46,010
Net loss, year ended December 31, 2002	(43,428)
BALANCE, DECEMBER 31, 2002	20,862
Contributions of capital	48,409
Distribution of capital	(42,000)
Net loss, year ended December 31, 2003	(17,011)
BALANCE, DECEMBER 31, 2003	$ 10,260

The accompanying notes are an integral part of these financial statements.

ML CAPITAL LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31,

	2003	2002
OPERATING ACTIVITIES:		
Net loss	$ (17,011)	$ (43,428)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Contributed overhead costs	8,409	46,010
Increase (decrease) in cash from:		
Accounts receivable	-	10,000
Prepaid expenses	(737)	(2,296)
Accounts payable and accrued expenses	(3,788)	5,000
Total adjustments	3,884	58,714
NET CASH OPERATING ACTIVITIES	(13,127)	15,286
FINANCING ACTIVITIES:		
Contributions of capital	40,000	-
Distribution of capital	(42,000)	-
NET CASH FINANCING ACTIVITIES	(2,000)	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,127)	15,286
Cash and cash equivalents, beginning of year	23,566	8,280
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 8,439	$ 23,566

SUPPLEMENTAL DISCLOSURE NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the years ended December 31, 2003 and 2002, a member paid certain overhead costs on behalf of the Company in the amount of $8,409 and $46,010, respectively.

The accompanying notes are an integral part of these financial statements.

ML CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

A. DESCRIPTION OF BUSINESS

The Company is a specialized financial advisory group designed to help real estate owners and developers raise private capital to fund corporate growth and ongoing investment programs. The Company, which was organized on May 28, 1998, is located in Boston, Massachusetts.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Income taxes - In accordance with the provisions of the Internal Revenue Code, the Company has elected to be taxed as a partnership, whereby the Company's income is ratably allocated to all members, who are then responsible for the federal and state income taxes, at their respective tax rates. Accordingly, no provision for income taxes is recorded in these financial statements.

2. Use of estimates - The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

3. Revenue recognition - Commission revenue is recognized upon completion of services specified in contracts with clients. Revenue from retainer fees is recognized ratably over the period the retainer fee covers.

4. Cash and cash equivalents - For purposes of financial statement presentation, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

C. UNCERTAINTIES

The Company has incurred operating losses for the past three years with a net loss of $17,011 for the year ended December 31, 2003. Accordingly, the Company needs to raise additional capital or achieve profitable operations to continue as a going concern. The Company's members plan to continue to fund the Company's operations in the event profitable operations cannot be achieved. Accordingly, management believes no adjustments or reclassifications to the financial statements are necessary at this time.

D. RELATED PARTY TRANSACTIONS

The Company is charged by its members for the use of shared office facilities and other services provided by the members. These charges include facility rent, equipment rent, professional and general liability insurance, working capital and fixed asset interest charges, administrative services, advertising, and other office expenses. The Company occupies these facilities as a tenant-at-will. Direct charges are certain costs, including copying, travel and messenger services that have been specifically identified by the members' organization as having been incurred by the Company. Total charges incurred for the years ended December 31, 2003 and 2002 were $8,409 and $46,010, respectively.

Revenues for the year ended December 31, 2002, consisted of $15,000, which was for license fees paid to the Company by two entities affiliated with members of the Company. These license fees represent 100% of revenues for the year ended December 31, 2002.

E. CAPITAL STRUCTURE

Cash distributions are made at the discretion of the board of members and are paid to members in accordance with their membership interest. After income distributions and repayment of loans made by the members, including interest thereon, payments representing a return of capital contributions plus interest thereon, payments in amounts equal to unrecovered capital contributions and payments in accordance with their respective interest follow in succession, assuming cash is available. In the event of a sale of the Company, distributions are first made to the members who have made loans to the Company; secondly, to each member a payment representing a return of capital plus interest; thirdly, to the members in amounts equal to their unrecovered capital contributions and finally in accordance with each members' respective interest. The members' liability is limited to the capital balance of the member.

F. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000. At December 31, 2003 and 2002, the Company had net capital of $7,227 and $20,862, respectively, which was $2,227 and $15,862, respectively, in excess of its required net capital of $5,000.

G. CONCENTRATIONS

From time to time, the Company's cash balances in one financial institution exceed the amount insured by the federal government.

FIRST NEEDHAM PLACE
250 FIRST AVENUE · SUITE 101
NEEDHAM · 02494-2805
WEB WWW.LKNSCPA.COM
EMAIL LKNS@LKNSCPA.COM
TELEFAX 781.453.8778
TELEPHONE 781.453.8700

LEVINE
KATZ
NANNIS +
SOLOMON, PC

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS + ADVISORS

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Members
ML Capital LLC
Boston, Massachusetts

Our report on our audits of the basic financial statements of ML Capital LLC for 2003 and 2002 appears on page 1. These audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computations of the minimum net capital requirement pursuant to Section 240.15c3-1 of the Securities and Exchange Commission's Rules are not a required part of the basic financial statements and are presented in accordance with those requirements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. There are no material differences pursuant to the attached calculations of minimum net capital, and ML Capital LLC's corresponding Part IIA.

Levine, Katz, Nannis + Solomon, P.C.

January 26, 2004

ML CAPITAL LLC
COMPUTATIONS OF MINIMUM NET CAPITAL REQUIREMENT
December 31,

	2003	2002
TOTAL ASSETS	$ 11,472	$ 25,862
LESS: INELIGIBLE PREPAID EXPENSES	3,033	-
NET CURRENT ASSETS	8,439	25,862
TOTAL LIABILITIES	(1,212)	(5,000)
NET CAPITAL	7,227	20,862
MINIMUM NET CAPITAL REQUIREMENT	5,000	5,000
EXCESS NET CAPITAL	$ 2,227	$ 15,862

FIRST NEEDHAM PLACE
250 FIRST AVENUE · SUITE 101
NEEDHAM · 02494-2805
WEB WWW.LKNSCPA.COM
EMAIL LKNS@LKNSCPA.COM
TELEFAX 781.453.8778
TELEPHONE 781.453.8700

LEVINE
KATZ
NANNIS +
SOLOMON, PC

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS + ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Members
ML Capital LLC

In planning and performing our audit of the financial statements and supplemental schedules of ML Capital LLC ("the Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principales generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

LEVINE KATZ NANNIS + SOLOMON, PC

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS + ADVISORS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Levine, Katz, Nannis + Solomon, P.C.

January 26, 2004